Exhibit (a)(5)(I)

Steinway Receives Superior Proposal of $38.00 Per Share

WALTHAM, Mass., Aug. 12, 2013 /PRNewswire/ — Steinway Musical Instruments, Inc. (the “Company”) (NYSE: LVB) today announced that it received a definitive offer to acquire all of the outstanding shares of the Company’s common stock at a purchase price of $38.00 per share in cash from an affiliate of an investment firm with over $15 billion under management. The definitive offer includes a fully negotiated merger agreement and the related financing commitments.

After careful consideration and consultation with its financial advisors and legal counsel, the Company’s board of directors, consisting of all disinterested directors, has determined that the offer constitutes a Superior Proposal, as defined in the previously announced Agreement and Plan of Merger dated June 30, 2013 (the “Kohlberg Merger Agreement”) by and among the Company and affiliates of Kohlberg & Company, L.L.C. (“Kohlberg”), pursuant to which Kohlberg agreed to acquire all of the outstanding shares of the Company’s common stock at a purchase price of $35.00 per share in cash. In accordance with the Kohlberg Merger Agreement, the Company provided notice to Kohlberg on August 11, 2013 of the board of directors’ determination that the offer from the bidder constitutes a Superior Proposal, and that the Company is prepared to negotiate in good faith with Kohlberg, if Kohlberg so desires, to adjust the terms of the Kohlberg Merger Agreement such that the offer from the bidder no longer constitutes a Superior Proposal.

Under the Kohlberg Merger Agreement, Kohlberg has certain matching rights, including the right to make adjustments in the terms and conditions of the Kohlberg Merger Agreement and related documents prior to the expiration of a three-business-day period ending on August 14, 2013. If the Company’s board of directors determines that the offer continues to constitute a Superior Proposal after the expiration of such period, the Company expects to terminate the Kohlberg Merger Agreement and related documents and to enter into the merger agreement relating to the Superior Proposal.

The Company’s board of directors has not changed its recommendation with respect to the pending transaction with Kohlberg.

About Steinway Musical Instruments, Inc. Steinway Musical Instruments, Inc., through its Steinway and Conn-Selmer divisions, is a global leader in the design, manufacture, marketing and distribution of high quality musical instruments. These products include Bach Stradivarius trumpets, Selmer Paris saxophones, C.G. Conn French horns, Leblanc clarinets, King trombones, Ludwig snare drums and Steinway & Sons pianos. Through its online music retailer, ArkivMusic, the Company also produces and distributes classical music recordings. For more information about Steinway Musical Instruments, Inc. please visit the Company’s website at www.steinwaymusical.com.

Notice to Investors This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company common stock have been made pursuant to a tender offer statement on Schedule TO, containing an offer to purchase and related tender offer documents, filed by Kohlberg and certain of its affiliates with the Securities and Exchange Commission (the “SEC”) on July 15, 2013. The Company filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the SEC on July 15, 2013. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement, and any amendments thereto, contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials are available to the Company’s stockholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 800 South Street, Suite 305, Waltham, Massachusetts 02453, telephone number (781) 894-9770 or ir@steinwaymusical.com. All of these materials (and all other tender offer documents filed with the SEC) are available at no charge at the SEC’s website (www.sec.gov).

Cautionary Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Kohlberg is unable to obtain adequate financing, the risk that the transaction will not close or that the closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.

Company Contact:	Investor Relations Contact:
Julie A. Theriault	Harriet Fried
Steinway Musical Instruments, Inc.	LHA
(781) 894-9770	(212) 838-3777
ir@steinwaymusical.com	hfried@lhai.com